Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Merger of SBC Communications, Inc. and AT&T Corp.

Executive Summary of the Public Interest Showing

Filed with the Federal Communications Commission ~ February 22, 2005

BACKGROUND

The proposed merger of SBC Communications, Inc. and AT&T Corp. responds to rapid technological changes, extraordinary competition and financial pressures that have marked the telecommunications industry the past few years. It  represents a natural and healthy evolution of a dynamic, competitive and restructuring communications industry. The combined company will be capable of delivering advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced services to meet the national and global needs of all classes of customers.

Dramatic Technological, Marketplace and Regulatory Changes

•                  This merger is a direct response to a new competitive reality – and to retail and business customers who have so many more choices in communications today than 10 years ago, when the last federal telecom laws were passed.

•                  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output and a wide diversity of suppliers of a multitude of products and services.

•                  New technologies have advanced at a rapid pace to compete with and displace traditional telecommunications services. There is formidable competition from wireless, cable, VoIP, facilities-based CLECs, data and satellite providers.

•                  Cable operators are expected to offer either VoIP or traditional circuit-switched phone service to two-thirds of American homes by the end of 2005. And in 2005, for the first time, there will be more wireless than wire-line connections in the United States.

Public Interest Benefits of Merger

•                  The public will benefit from creation of a U.S. communications company with global reach.

•                  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband and wireless capabilities – resulting in a positive impact on investment, employment and productivity for the U.S. economy, benefiting all Americans.

•                  The merger will strengthen national security.

•                  AT&T in particular serves numerous government customers, including the White House, the Departments of Defense and Homeland Security and numerous states from Alaska to New York.

•                  This transaction will result in a robust, U.S. communications company with the resources and expertise necessary to continue to serve those customers with leading-edge services.

•                  The combined company will be an engine of innovation and investment across the country.

•                  It will speed the delivery of existing services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.

•                  The combined company will have greater incentives and ability to provide the fruits of its investment in research and development to all customers.

Merger Will Enhance Competition

•                  SBC and AT&T bring complementary strengths that are critical to the future of the U.S. communications market.

•                  SBC is a financially strong provider of voice, data, broadband and related services to consumers, small to mid-sized businesses and wholesale customers, primarily within its 13-state region.

•                  AT&T provides a broad array of voice, data and IP-based services primarily to business enterprise customers on its national and global IP-based networks, with its presence in more than 50 countries.

•                  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long-distance service to residential and small business customers.

•                  Because of its decision in July 2004 to stop pursuing mass-market local and long-distance customers, AT&T is no longer a substantial competitor in that market, either in or out of SBC’s region.

•                  Not only will AT&T no longer be an active competitor for mass-market customers, but increasingly the competition for such customers is coming from cable operators, VoIP providers and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.

•                  The merger likewise will not reduce competition in the provision of services to business enterprise customers. AT&T is a national and global leader in enterprise services – a market in which SBC has limited reach.

•                  The merger raises no competitive issues for Internet, wireless or international services.

•                  The de-concentration of the Internet backbone sector is consistent with other technological developments that have created huge new demand for Internet backbone services, and reduced the cost of equipment, thereby lowering barriers to entry. The level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.

•                  AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.

•                  SBC has only very limited, resale-based retail international operations. Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are served by numerous large facilities-based and resale providers.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.